EXHIBIT 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Network-1 Technologies, Inc. and Subsidiary on Form S-8 Nos. 333-192811, 333-186612, and 333-269142 of our report dated March 30, 2022, with respect to our audit of the consolidated financial statements of Network-1 Technologies, Inc. and Subsidiary as of December 31, 2021, which report is included in the Annual Report on Form 10-K of Network-1 Technologies, Inc. and Subsidiary for the year ended December 31, 2022.

We resigned as auditors on October 11, 2022, and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the periods after the date of our resignation.

/s/ Friedman LLP

New York, New York

March 30, 2023